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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section

AUG 18 2009

Washington, DC
122

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 30451

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____07/01/2008_____ AND ENDING _____06/30/2009_____
                                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PITTSBURGH FINANCIAL PLANNERS, INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

_____120 Fireside Drive_____
                    (No. and Street)

_____McMurray_____   _____PA_____   _____15317_____
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
_____Charlene Helba_____   724   942-3658
                                                                                  (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

_____Eric Rossi CPA, LLC_____
                    (Name – *if individual, state last, first, middle name*)

_____500 N. Lewis Run Road   Suite 225 Pittsburgh, PA   15122_____
        (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

AB
6/17

OATH OR AFFIRMATION

I, _____Charlene Helba_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____Pittsburgh Financial Planners, Inc._____ , as
of _____June 30_____, 20_09___ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
President
Title

_____ 8-10-09
Notary Public

NOTARIAL SEAL
ROBIN E FILBY
Notary Public
PETERS TWP, WASHINGTON COUNTY
My Commission Expires Feb 9, 2011

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditor's report on internal accounting control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

FINANCIAL STATEMENTS

PITTSBURGH FINANCIAL PLANNERS, INC.

JUNE 30, 2009

ERIC ROSSI CPA, LLC

PITTSBURGH, PENNSYLVANIA

CONTENTS

Eric Rossi CPA
LIMITED LIABILITY COMPANY

500 LEWIS RUN ROAD
SUITE 225
PITTSBURGH, PA 15122
TEL: 412-466-4243
FAX: 412-466-4250
E-Mail: erossi@ericrossicpa.com

Independent Auditor's Report

Board of Directors
Pittsburgh Financial Planners, Inc.
Pittsburgh, PA 15317

We have audited the accompanying statement of financial condition of Pittsburgh Financial Planners, Inc. as of June 30, 2009 and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pittsburgh Financial Planners, Inc. as of June 30, 2009, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I and II is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Pittsburgh, Pennsylvania
July 21, 2009

PITTSBURGH FINANCIAL PLANNERS, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2009

ASSETS

Current Assets

Cash and cash equivalents	$	58,162
Accounts receivable		26,127
Marketable securities, at market value		63,275
	$	147,564

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities

Accounts payable	$	49,932
Directors fees payable		10,000
Pension payable		10,509
Payroll and payroll taxes payable		2,905
		73,346

Stockholder's Equity

Capital stock, $1.00 par value; 100,000 shares authorized and 7,500 outstanding		7,500
Paid-in capital		50,000
Retained earnings		35,928
Accumulated other comprehensive income (loss)		(19,210)
		74,218
	$	147,564

The accompanying notes are an integral part
of the financial statements.

PITTSBURGH FINANCIAL PLANNERS, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDING JUNE 30, 2009

Income

Commissions	
Investment advisory fees	$ 489,088
Sale of investment company shares	17,003
Other commissions	91,900
	597,991
Other income	1,933
	599,924

Expenses

Commissions	457,505
Registration fees	4,225
Bad debts expense	15,446
Officer employment expense	80,673
Payroll taxes	3,471
Accounting fees	2,575
Director fees	20,000
Due diligence	10,000
Corporate membership fee	329
Office expense	1,657
Telephone	908
Other office and miscellaneous	2,086
	598,875
Net Income (Loss)	$ 1,049

The accompanying notes are an integral part
of the financial statements.

PITTSBURGH FINANCIAL PLANNERS, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED JUNE 30, 2009

Increase (Decrease) in Cash and Cash Equivalents

Cash Flows from Operating Activities:

Cash received from customers	$ 598,785
Cash paid to suppliers	(554,238)
Dividends received	1,080
	45,627

Cash Flows from Investing Activities:

Purchase of marketable securities	(1,051)

Net Increase (Decrease) in Cash and Cash Equivalents	44,576
Cash and Cash Equivalents at July 1, 2008	13,586
Cash and Cash Equivalents June 30, 2009	$ 58,162

Reconciliation of net Income to Net Cash Provided (Used)
by Operating Activities:

Net income (loss)	$ 1,049

Adjustment to reconcile net income (loss) to net cash provided
by operating activities:

Change in assets and liabilities:

(Increase)decrease in accounts receivable	(59)
Increase (decrease) in accounts payable	27,828
Increase (decrease) in pension payable	10,509
Increase (decrease) in directors fees payable	10,000
Increase (decrease) in payroll taxes payable	(3,700)
Net Cash Provided (Used) in Operating Activities	$ 45,627

The accompanying notes are an integral part
of the financial statements.

PITTSBURGH FINANCIAL PLANNERS, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED JUNE 30, 2009

	Common Stock	Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)
Balances at July 1, 2008	$ 7,500	$ 50,000	$ 25,252	$ -
Reclassification - beginning accumulated other comprehensive income (loss)			9,627	(9,627)
Net Income (Loss)			1,049	
Other Comprehensive Income (Loss) Unrealized loss on securities				(9,583)
Balances at June 30, 2009	$ 7,500	$ 50,000	$ 35,928	$ (19,210)

The accompanying notes are an integral part
of the financial statements.

6

PITTSBURGH FINANCIAL PLANNERS, INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2009

Formation of Company
The Company was formed on July 14, 1983. The principal activity of the Company is to be a broker/dealer of securities and also a registered investment advisor. The majority of the customers are located in western Pennsylvania.

Significant Accounting Policies
Commission revenue is recognized when rendered and related expenses are recorded when incurred. Commission income and expense from customers' security transactions on introduced accounts are recorded on a trade date basis.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes
The Company had no taxable income in the current year because of the utilization of net operating losses, therefore no tax provision was shown on the accompanying financial statements. The Company has loss carryforwards totaling $9,449 that may be offset against future taxable income. If not used, the carryforwards will begin to expire in 2014. The benefit of the net operating losses is immaterial and not shown on the accompanying financial statement as a deferred tax asset.

Related Party Transactions
The Company paid commissions and due diligence fees of $318,844 to James Helba, Jr., the sole shareholder's husband during the fiscal year ending June 30, 2009 and has a payable of $ 48,200 due him at June 30, 2009.

Accounts Receivable
Accounts receivable is recorded at the amount the Company expects to collect on balances outstanding at year-end. Management closely monitors outstanding balances and writes-off, as of year-end, all balances that are considered uncollectible by the time the financial statements are issued.

PITTSBURGH FINANCIAL PLANNERS, INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2009

Marketable Securities

Marketable securities at June 30, 2009 consist of one mutual fund (available for sale) and the cost and fair value is as follows:

Fair value	$ 63,275
Total losses in accumulated other comprehensive income (loss)	$ 19,210
Unrealized losses for the current year included in accumulated other comprehensive income (loss)	$ 9,583

Pension Plan

The Company maintains a Simplified Employee Pension Plan (SEP). All Contributions were discretionary. The Company paid $15,856 during the year ended June 30, 2009 for the prior year. The Company also accrued $10,509 at June 30, 2009 for the current fiscal year.

Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (see rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At June 30, 2009, the Company had net capital of $64,700, which was $59,700 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 1.13 to 1.

The Company is exempt from the Customer Protection Reserves and Custody of Securities Requirement Rule 15c3-3, under the exemptive provision provided by section (k)(2)(i).

PITTSBURGH FINANCIAL PLANNERS, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL

SCHEDULE I

JUNE 30, 2009

Aggregate Indebtedness:

Total money liabilities		$ 73,346
Total aggregate indebtness		$ 73,346

Net Capital:

Common stock	$ 7,500	
Paid in capital	50,000	
Retained earnings and other comprehensive income (loss)	16,718	
Total available capital		74,218
Less: nonallowable assets		-
Net capital before haircuts on securities		74,218
Haircuts on securities:		
Money market fund (2%)		(27)
Marketable securities (15%)		(9,491)
Net Capital		$ 64,700

Capital Requirements:

6 2/3% of aggregate indebtedness	4,890	
Minimum dollar capital requirement	5,000	
Net capital requirement		$ 5,000
Net capital in excess of requirements		59,700
Net capital as above		$ 64,700
Ratio of aggregate indebtedness to net capital		113%

PITTSBURGH FINANCIAL PLANNERS, INC.

RECONCILIATION OF NET CAPITAL COMPUTATION TO

JUNE 30, 2009 FOCUS REPORT

SCHEDULE II

JUNE 30, 2009

	Audit Report	Focus Report
Total ownership equity	$ 74,218	$ 97,707
Less:		
Nonallowable assets	-	-
Haircuts on securities	(9,518)	(9,518)
	64,700	88,189
Net capital requirements	5,000	5,000
Excess net capital	$ 59,700	$ 83,189

The difference between the audit report and Pittsburgh Financial Planners, Inc's Focus Report(Part IIA filing) is due to audit adjustments. The audit adjustments made are as follows:

Bad debt write-off	$ (15,446)
Commission payable on bad debt	12,357
Payroll tax accrual adjustment	109
Pension accrual	(10,509)
Directors fees accrual	(10,000)
	$ (23,489)



500 LEWIS RUN ROAD
SUITE 225
PITTSBURGH, PA 15122
TEL: 412-466-4243
FAX: 412-466-4250
E-Mail: erossi@ericrossicpa.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Pittsburgh Financial Planners, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Pittsburgh Financial Planners, Inc. for the year ended June 30, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)11 and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of The Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

11

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. In addition, no facts came to our attention which indicated that the exemptive provisions of the rule 15c3-3(k)(2)(i) were not complied with during the year ended June 30, 2009.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and the Financial Industry Regulatory Authority and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Eric Rossi CPA, LLC
Pittsburgh, Pennsylvania
July 21, 2009